UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-40997

BRIGHT MINDS BIOSCIENCES INC.
(Translation of registrant's name into English)

19 Vestry Street,
New York, NY  10013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Meeting and Record Date

99.2	Notice of Annual General Meeting of Shareholders to be held on March 22, 2024

99.3	Management Information Circular dated as at February 5, 2024

99.4	Proxy Card relating to Annual General Meeting of Shareholders to be held on March 22, 2024

99.5	Financial Statement Request Form

99.6	News release dated March 27, 2024 re: Bright Minds Biosciences Announces Results of AGM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT MINDS BIOSCIENCES INC.

/s/ Ryan Cheung
__________________________
Ryan Cheung
Chief Financial Officer

Date:  May 16, 2024